Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 7, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories announces DCGI approval to the single-shot Sputnik Light vaccine in India”

This is for your information.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Laboratories announces DCGI approval to the single-shot Sputnik Light vaccine in India

•	Sputnik Light is the latest vaccine to be approved in India as part of the national inoculation effort in the fight against COVID-19

•	Sputnik Light becomes the second COVID-19 vaccine to be made available in India by Dr. Reddy’s

Hyderabad, India, February 7, 2022 - Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, hereafter referred to as “Dr. Reddy's”) today announced that the Drugs Controller General of India (DCGI) has granted approval to the single-shot Sputnik Light vaccine for restricted use in emergency situation in India.

Sputnik Light is a one-dose vaccine and the same as the first component—recombinant human adenovirus serotype number 26 (rAd26)—of the two-dose Sputnik V vaccine. Following its Phase III clinical trial of the single-shot Sputnik Light vaccine in India, Dr. Reddy’s had submitted its application for approval to the DCGI in December 2021, in addition to data from clinical trial in Russia.

The standalone Sputnik Light vaccine is the latest vaccine to be approved by the DCGI as part of India’s national inoculation effort against COVID-19. Sputnik Light is the second COVID-19 vaccine to be made available in India by Dr. Reddy’s, reaffirming the company’s commitment to explore every avenue in the fight against the pandemic.

Sputnik Light has been approved in over 30 countries around the world including Argentina, UAE, Philippines and Russia. Earlier this year, an independent comparative study conducted by the Spallanzani Institute in Italy showed that Sputnik V demonstrates strong protection against the Omicron variant, with over two times higher virus neutralising activity compared to the Pfizer vaccine1. The data supports the results of the recent laboratory study by the Gamaleya Center demonstrating that Sputnik V induces robust neutralising antibody response to the Omicron variant, further strengthened by Sputnik Light as a booster2.

In September 2020, Dr. Reddy’s partnered with the Russian Direct Investment Fund (RDIF) to conduct clinical trials of Sputnik V and distribute the vaccine in India. In April 2021, the DCGI granted approval to the two-dose Sputnik V vaccine for restricted use in emergency situation in India.

About Dr. Reddy's: Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Dr. Reddy's offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy's operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management's current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers', products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.

1 Retention of Neutralizing response against SARS-CoV-2 Omicron variant in Sputnik V vaccinated individuals: https://www.medrxiv.org/content/10.1101/2022.01.15.22269335v1

2 Sputnik Light booster after Sputnik V vaccination induces robust neutralizing antibody response to B.1.1.529 (Omicron) SARS-CoV-2 variant: https://www.medrxiv.org/content/10.1101/2021.12.17.21267976v1